Exhibit 4

UNILENS VISION INC.

920-800 West Pender Street, Vancouver, BC, V6C 2V6, Tel: (604) 685-8666, Fax: (604) 685-8677

September 25, 2002	TSXV Symbol: UVI

UNILENS LAUNCHES NEW C•VUE™ FREQUENT

REPLACEMENT MULTIFOCAL

NEWS RELEASE

Unilens Vision Inc. (the “Company”) is pleased to announce that Unilens Corp., USA, the Company’s wholly owned subsidiary, has today launched a new frequent replacement multifocal contact lens referred to as the “C•VUE™”.

The new lens is cast molded with a center-near design, available in blister-packed boxes of six, for either 2-week or 4-week replacement. The C•VUE™ multifocal combines the near and intermediate advantages of Unilens aspheric technology, seamlessly blended into a spherically-corrected periphery for crisp distance visual acuity.

“We are very pleased to offer Unilens’ advanced technology in the convenience of a blister-packed lens for frequent replacement,” said Al Vitale, Chief Executive Officer. “The addition of the C•VUE™ frequent replacement multifocal enhances the Company’s expanding portfolio of specialty products that serve the rapidly growing presbyopic market.”

Established in 1989, Unilens Vision Inc, through its wholly owned subsidiary Unilens Corp., USA, manufactures and markets specialty contact lenses under the Unilens, Sof-Form, and Lombart brand names. Additional information about the Company may be found on the Unilens web site at www.unilens.com.

On Behalf of the Board of Directors

of Unilens Vision Inc.

signed “William S. Harper”

William S. Harper

Secretary

For more information please contact:

Unilens Corp., USA, Largo FL. - (800) 446-2020

Michael Pecora, Chief Financial Officer

michael.pecora@unilens.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.